Water Chef, Inc.
                         1007 Glen Cove Avenue, Suite 1
                            Glen Head, New York 11022

                                January 30, 2006


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-7010
Attention: Edward Kelly

                           Re:    Water Chef, Inc.
                                  Form SB-2 Registration Statement
                                  File No. 333- 130719
                                  --------------------------------

Dear Mr. Kelly:

          We hereby request that the effective date for the registration statement referred to above be accelerated so that such registration statement will become effective at 12:00 p.m. EST time on January 31, 2006 or as soon thereafter as practicable.

          We acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the registration statement's disclosures; and the Registrant may not assert the Commission's comments or the declaration of the registration statement's effectiveness as defense in any proceeding initiated by the Commission or any person under the United States' federal securities laws.



                                            Very truly yours,

                                            Water Chef, Inc.


                                            By:  /s/  David A. Conway
                                               -------------------------------
                                                      David A. Conway
                                                      Chief Executive Officer